Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Statement No. 333-183543

Neostem, Inc.
Free Writing Prospectus Published or Distributed by Media

Neostem, Inc. (the “Company”) filed a Registration Statement on Form S-3 (File Number 333-183543) with the Securities and Exchange Commission (the “SEC”) on August 24, 2012 and (the “Registration Statement”), including a base prospectus (the “Base Prospectus”), and also filed a preliminary prospectus supplement, dated May 27, 2015, with the SEC on May 27, 2015 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”) with respect to the offering of shares of the Company’s common stock, par value $0.001 per share, to which this communication relates (the “Offering”). Before you invest, you should read the Prospectus and, when available, the final prospectus supplement relating to the Offering, and the other documents filed with the SEC and incorporated by reference into the Prospectus for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, Aegis Capital Corp., the underwriter for the Offering, will arrange to send you the Prospectus and the final prospectus supplement upon request via telephone at 212-813-1010 or email: prospectus@aegiscap.com.
On May 22, 2015, FOX Business News (“FOX Business”) broadcasted an interview of Dr. David J. Mazzo, Chief Executive Officer of the Company by Liz Claman of FOX Business (“Ms. Claman”) in a segment entitled, “Pioneering Cancer Treatment,” the transcript of which is attached hereto as Exhibit A (the “Broadcast”). Set forth below the transcript are certain clarifications with respect to statements made in the Broadcast by Dr. Mazzo.
The Broadcast was not reviewed by the Company prior to publication. FOX Business, the publisher of the Broadcast, routinely reports on business news. FOX Business is not affiliated with the Company, and no payment was made nor was any consideration given to FOX Business, by or on behalf of the Company in connection with the Broadcast. Statements in the Broadcast that are not attributed directly to Dr. Mazzo represent the views or opinions of Ms. Claman and/or FOX Business or others’ views or opinions and are not endorsed or adopted by the Company.

Exhibit A
TRANSCRIPTION OF FOX BUSINESS TV INTERVIEW: 5-22-2-2015
LC (Liz Claman, Fox Business Television)
DM (Dr. David Mazzo, NeoStem, Inc. Chief Executive Officer)
LC: David here’s an interesting question. What if cancer killed itself? You heard us right: the cancer that turns against himself. I’m anthropomorphizing here saying him, but against itself? That’s what our next guest is looking to do, with a revolutionary new therapy for cancer. The company just received a major grant that could put this drug on the market in the next few years. Joining me now in a Fox Business exclusive is David Mazzo. He’s the NeoStem CEO.
LC: Dr. Mazzo, this is amazing, isn’t it? To make cancer turn against itself? How does this work, what’s it called, when will it be ready?
DM: Well, our product is called NBS20, it’s too early for it to have a name, but it’s in late-stage clinical development. It works by actually identifying within a cancer those cancer stem cells that proliferate, and teaching the immune system to actually kill those selectively. So it’s a way to prolong survival in a way that no other treatment does.
LC: How is the therapy delivered? That’s what people always want to know. Is it a shot, or how does this work?
DM: It’s actually quite simple. This is what many people call a cancer vaccine. So it’s administered as a subcutaneous injection. It’s a very simple procedure to administer the drug-a little injection under the skin, once a week for three weeks and then once a month for five months, and that’s it.
LC: And which particular cancers does it target? I mean look, the application could have wide-ranging implications for all of these on our screen: ovarian, lung, colon, liver, renal, and brain cancer. But-not Brian cancer, brain cancer. Brian we love. But this is melanoma, is it not?
DM: Our initial target is metastatic melanoma, the late stages of melanoma-
LC: Which is a killer.
DM: That is a killer. Today, even with new therapies that have been introduced, the five-year survival rate is still less than 20 percent for most people.
LC: So talk about what got you to the point where you got this grant and it’s been fast-tracked. What type of results did you get with it?
DM: We actually generated really phenomenal results in two Phase II trials and the most recent of those two was a controlled randomized study where the patients who received our treatment had a 72% survival rate at two years in comparison to the control group which only had a 31%. And even in that study, that control group was an active control so the historical norm for those patients would have been a 25% survival rate. So really, a remarkable prolongation of life.
LC: What will this grant enable you and your team to do?
DM: Well, it’s really two-fold, Liz. The grant, first and foremost, is a validation of the promise that this new therapy holds by an august and independent scientific body, the California Institute of Regenerative Medicine. But, in a practical sense, the money that this brings will allow us to advance through Phase III and to bring this therapy to market and to make it available to patients sooner we hope and to prolong life in those patients.
LC: Sooner, three to five years maybe?
DM: Three to five years. Under what we see as the best-case scenario now, we should be able to be applying for registration in maybe 2018.
LC: These things take years and years, but once they’re out there and once they are able to be on the market could it, I know it’s early, but could it be a blockbuster, which is a billion or more in sales?
DM: You know, it’s hard for us to project what the sales are going to be, but clearly we believe that not only can we have a major impact on treating people with metastatic melanoma, but as you pointed out earlier, this could be applicable to patients with any kind of solid tumor. So, in that regard, clearly a multi-billion dollar potential.
LC: It’s always great when you create something for one problem and then it works for so many others.

DM: Exactly.
LC: Good luck to you and the team.
DM: Thank you so much.
LC: This is great and it’s exciting because we all know someone with melanoma and it is deadly. NeoStem CEO, David Mazzo.
DM: Thank you so much, Liz.

Clarifications
The Company believes it is appropriate to clarify the following statements made by Dr. Mazzo in the Broadcast:

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Dr. Mazzo states: “[NBS20] could be applicable to patients with any kind of solid tumor. So, in that regard, clearly a multi-billion dollar potential.” The Phase 3 Intus trial of NBS20 only relates to treatment of metastatic melanoma. There is no assurance that the Company’s Phase 3 Intus trial will be successful and, even if it is successful, there is no assurance that NBS20 will receive Food and Drug Administration (“FDA”) approval to be marketed for the treatment of metastatic melanoma or any other type of cancer. Moreover, the Company has neither sought nor received approval from the FDA with respect to the use of NBS20 in the treatment of other types of solid tumors, and the Company may not seek or receive such approval. For additional information with respect to the reasons the Company may not be able to successfully commercialize NBS20, please refer to “Item 1A. Risk Factors” in the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 2, 2015 (the “2014 Form 10-K”).

•
Dr. Mazzo states: “[T]he money that this [$17.7 million grant] brings will allow us to advance through Phase III and to bring this therapy to market . . . .” To clarify, use of any of the grant funds from the California Institute for Regenerative Medicine is subject to dollar-for-dollar match funding by the Company. In addition, as disclosed in the Company’s Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 6, 2015, the Intus Phase 3 study is expected to cost approximately $43 million.

Forward-Looking Statements
The Broadcast contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties. Forward-looking statements include statements in the Broadcast with respect to the potential impact of NBS20 in the treatment of metastatic melanoma and other types of solid tumors, the dollar value of the market potential for NBS20 and the date NBS20 may come to market. The Company’s further development is highly dependent on future medical and research developments and market acceptance, which is outside of its control. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the Company in general, see the factors described under the heading, “Item 1A. Risk Factors” in the 2014 Form 10-K and those described in the Company’s other periodic filings with the SEC. The Company undertakes no obligation to update or revise any forward-looking statements.